Filed pursuant to Rule 433
June 16, 2009
Relating to Preliminary Pricing Supplement No. 882 to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006

ABN AMRO Bank N.V. Principal Protected Notes
Preliminary Pricing Sheet – June 16, 2009

3 YEAR ABSOLUTE RETURN BARRIER NOTES
LINKED TO THE S&P 500 INDEX
100% PRINCIPAL PROTECTED DUE JULY 9, 2012

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P A+)**
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	Three Year Principal Protected Absolute Barrier Notes linked to the S&P 500 Index due July 9, 2012 (the “Securities”)
Underlying Index:	The Standard & Poor’s 500 Index (Ticker: SPX)
Coupon:	None. The Securities do not pay interest.
Denominations:	Each Security has a principal amount of $1,000. The Securities will be issued in integral multiples of $1,000.
Issue Size:	TBD
Issue Price:	100%
Principal Protection Level:	100%.
Participation Rate:	The Participation Rate will be 1.00 (or 100%).
Payment at Maturity:
The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Index as follows:
•     If the level of the Underlying Index has not risen above the Upper Barrier and has not fallen below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period, you will receive $1,000 plus the Supplemental Redemption Amount; or
•     If the level of the Underlying Index either rises above the Upper Barrier or falls below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period you will receive $1000 only.
If the Final Index Value is equal to the Initial Index Value, the Supplemental Redemption Amount will be zero and you will not receive any return on your initial principal investment even if the level of the Underlying Index traded within the specified barriers at all times during the term of the Securities.

Relevant Period:	The period starting on but excluding the Pricing Date and ending on and including the Determination Date.
Relevant Exchange:	The New York Stock Exchange.
Supplemental Redemption Amount:	An amount in cash for each $1,000 principal amount of the Securities equal to: Absolute Return x Participation Rate x $1,000
Absolute Return:	Absolute Value* of: Final Index Value - Initial Index Value Initial Index Value
*Absolute Value is always expressed as a positive number.
Upper Barrier:	Initial Index Value x 134%
Lower Barrier:	Initial Index Value x 66%
Initial Index Value:	100% of the closing value of the Underlying Index on the Pricing Date, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Final Index Value:	100% of the closing value of the Underlying Index on the Determination Date.
Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: ASEP2 <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083JCN6 ISIN Code: US00083JCN63
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Offering Period:	June 19, 2009 up to and including July 6, 2009

Proposed Pricing Date:	July 6, 2009
Proposed Settlement Date:	July 9, 2009
Determination Date:	July 3, 2012, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Maturity Date:	July 9, 2012 (3 Years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=get company>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (866) 747-4332.

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

The S&P 500 was developed and is calculated and maintained by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”).  We refer to S&P as the “Index Sponsor.”  The Index Sponsor is not an affiliate of ours and is not involved with this offering in any way. The obligations represented by the Securities are our obligations, not those of the Index Sponsor.  Investing in the Securities is not equivalent to investing directly in the stocks which comprise the S&P 500 Index or a product that tracks the return of the S&P 500 Index.

“Standard & Poor’s,” “S&P,” “S&P 500,” “Standard & Poor’s 500,” and “500” are trademarks of S&P.  These trademarks and service marks have been licensed for use for certain purposes by ABN AMRO Bank N.V.  The Securities have not been passed on by S&P.  The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no warranties and bears no liability with respect to the Securities.

We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.

**A credit rating (1) is subject to revision, suspension or withdrawal at any time by the assigning rating organization, (2) does not take into account market risk or the performance related risks of investing in the Securities, and (3) is not a recommendation to buy, sell or hold the Securities.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to the performance of the S&P 500 Index, which we refer to as the Underlying Index.  The Securities have a maturity of three years. The payment at maturity of the Securities is determined based on the performance of the Underlying Index, as described below. Unlike ordinary debt securities, the Securities do not pay interest. If the level of the Underlying Index at any time during the regular business hours of the New York Stock Exchange, which we refer to as the relevant exchange, on any trading day during the period from but excluding the pricing date to and including the determination date, which we refer to as the relevant period, is above the Upper Barrier or below the Lower Barrier you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

What will I receive at maturity of the Securities?

The payment at maturity for each $1,000 principal amount of the Securities is based on the performance of the Underlying Index as follows:

•
 If the level of the Underlying Index never rises above the Upper Barrier or falls below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period, you will receive $1,000 plus the Supplemental Redemption Amount; or

•
 If the level of the Underlying Index either rises above the Upper Barrier or falls below the Lower Barrier at any time on any trading day during the regular business hours of the relevant exchange during the Relevant Period you will receive $1000 only.

If the Final Index Level is equal to the Initial Index Level the Supplemental Redemption Amount will be zero and you will not receive any return on your initial principal investment even if the level of the Underlying Index never rises above the Upper Barrier or falls below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the Relevant Period.

What is the supplemental redemption amount and how is it calculated?

The supplemental redemption amount is a cash amount calculated only if the level of the Underlying Index remains at or below the Upper Barrier and at or above Lower Barrier at all times during the regular business hours of the relevant exchange on each trading day during the Relevant Period.  The supplemental redemption amount is equal to the product of the (i) absolute return times (ii) the participation rate times (iii) $1,000.

If the level of the Underlying Index on the determination date is equal to the Initial Index Level, then the absolute return will be zero and the supplemental redemption amount will be zero even though the level of the Underlying Index never rose above the Upper Barrier or fell below the Lower Barrier at any time during the life of the Securities.

How is the absolute return calculated?

The absolute return is the absolute value* of:

Final Index Value - Initial Index Value
Initial Index Value

*The absolute value is always expressed as a positive number, even if it is negative.

If the difference between the Initial Index Value and the Final Index Value is zero, the absolute return, and thus the supplemental redemption amount, will be zero.

Will I receive interest payments on the Securities?

No.  You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity at least $1,000 per $1,000 principal amount of Securities.  However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of $1,000 for each $1,000 principal amount of Securities.  There may be little or no secondary market for the Securities.  Accordingly, you should be willing to hold your Securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Index?

Example 1: If, for example, in a hypothetical offering, the Initial Index Value is 900, the participation rate is 1.00 (or 100%), the upper barrier is equal to the Initial Index Value x 134% and the lower barrier is equal to the Initial Index Value x 66% then the Upper barrier is 1206 (900 x 134%) and the Lower barrier is 594 (900 x 66%).  If the Final Index Value is 800 and the level of the Underlying Index never rose above the Upper Barrier or fell below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period, at maturity you will receive back your principal amount of $1,000 plus the supplemental redemption amount, which is based on the absolute return (if any) of the Underlying Index.  In such a hypothetical case, the supplemental redemption amount would be calculated as follows:

Participation Rate x Absolute Return x $1,000,

Where,

          The absolute return is the absolute value of:

Final Index Value - Initial Index Value
Initial Index Value

or, in this hypothetical example,

800 – 900	=	-.1111
900

Since the absolute value is always expressed as a positive number, even if it is negative, -.1111 becomes .1111 and the Absolute Return equals .1111 (or 11.11%).

The supplemental redemption amount, is calculated as:

Participation Rate x Absolute Return x $1,000,

or, in this hypothetical example,

1 x 0.1111 x $1,000 = $111.10

Accordingly, at maturity you would receive the sum of $1,000 plus $111.10 for a total payment of $1,111.10 per Security.  In this hypothetical example, you would have received an 11.11% return on your Securities even though the Underlying Index declined by 11.11% over the life of the Securities.

Example 2: If, for example, in a hypothetical offering, the Initial Index Value is 900, the participation rate is 1.00 (or 100%), the Upper Barrier is equal to the Initial Index Value x 134% and the Lower Barrier is equal to the Initial Index Value x 64% then the Upper Barrier is 1206 (900 x 134%) and the Lower Barrier is 594 (900 x 66%).  If the Final Index Value is 1100 and the level of the Underlying Index was 1206.10, which is just above the Upper Barrier, at some point in time during the regular business hours of the relevant exchange on any trading day during the relevant period, then at maturity you will be entitled to receive only the principal amount of $1,000 for each $1,000 principal amount of your Securities.

Accordingly, at maturity you would receive the sum of $1,000 per Security and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.  In this hypothetical example, you would not have received any return on your Securities even though the Underlying Index appreciated by 22.22% over the life of the Securities.

This example illustrates that a holder of the Securities may receive no return on the Securities even if the Underlying Index experiences significant appreciation (or depreciation) in its value over the life of the Securities.  This is true even if there is only one instance where the level of the Underlying Index was outside (above or below) the upper or lower barrier during the relevant period.

Example 3: If, for example, in a hypothetical offering, the Initial Index Value is 900, the participation rate is 1.00 (or 100%), the Upper Barrier is equal to the Initial Index Value x 134% and the Lower Barrier is equal to the Initial Index Value x 66% then the Upper Barrier is 1206 (900 x 134%) and the Lower Barrier is 594 (900 x 66%).  If the Final Index Value is 900 and the level of the Underlying Index never rose above the Upper Barrier or fell below the Lower Barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period, at maturity you will receive back your principal amount of $1,000 plus the supplemental redemption amount, which is based on the absolute return (if any) on the Underlying Index.  In such a hypothetical case, the supplemental redemption amount would be calculated as follows:

Participation Rate x Absolute Return x $1,000,

Where,

The absolute return is the absolute value of:

Final Index Value - Initial Index Value
Initial Index Value

or, in this hypothetical example,

900 – 900	=	0
900

Because the absolute return equals zero in this hypothetical example, the supplemental redemption amount will be zero and at maturity you would receive only your principal amount of $1,000 for each Security and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.  In this hypothetical example, you would receive no return on your initial principal investment in the Securities even though the level of the Underlying Index never rose above the upper barrier or fell below the lower barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period.

These examples are for illustrative purposes only and are based on a hypothetical offering.  It is not possible to predict the level of the Underlying Index at any time during the life of the Securities or the closing level of the Underlying Index on the determination date. For each offering we will set the Initial Index Value and the upper and lower barriers (each subject to adjustment for certain events affecting the Underlying Index) on the date we price the Securities, which we refer to as the pricing date.

Do I benefit from any appreciation or depreciation in the Underlying Index over the life of the Securities?

Yes, but only in the event that (1) the level of the Underlying Index remains at or below the Upper Barrier and at or above the Lower Barrier at all times during the regular business hours of the relevant exchange on each trading day during the relevant period, and (2) the Final Index Value is different from the Initial Index Value, resulting in a positive Absolute Return.  If both of these conditions are met, you will receive in cash the supplemental redemption amount in addition to the principal amount of the Securities payable at maturity.  The supplemental redemption amount will represent a return on the Securities based on the Absolute Return, which is the percentage change in the value of the Underlying Index, and the applicable participation rate. That is, your return on the Securities will be equal to the Absolute Return.

Is there a limit on how much I can earn on the Securities?

Yes, since the Final Index Value cannot be greater than the Upper Barrier or less than the Lower Barrier if a supplemental redemption amount is to be paid at maturity, the Absolute Return is capped at the percentage by which the Upper Barrier and the Lower Barrier are each either above or below the Initial Index Value.

For example, if in a hypothetical offering, the upper barrier were 134% above the Initial Index Value and the lower barrier were 66% below the Initial Index Value, then your return on the Securities in that hypothetical offering could never exceed 34%. This is because the difference between the Final Index Value and the Initial Index Value in this hypothetical example can never be greater than 34%.  If the difference between the Final Index Value and the Initial Index value were greater than 34% then the Underlying Index would have breached the barrier and no supplemental redemption amount would be paid at maturity. Therefore, for each $1,000 principal amount of Securities, the maximum amount payable at maturity would be $1,340, which consists of the principal amount of $1,000 plus the maximum supplemental redemption amount of $340 (or, $1,000 x 100% x 34%). We will set the upper and lower barriers on the pricing date.  You will not receive a return on your Securities, if any, until maturity.

What is the Underlying Index?

The S&P 500 Index, which we refer to as the Underlying Index is a 500-stock benchmark that includes a representative sample of leading U.S. companies across broad industry groupings.  It is a market-value weighted index (stock price times number of shares outstanding), with each stock’s weight in the index proportionate to its market value. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

You should read “Description of the Underlying Index” and “Public Information Regarding the Underlying Index” in the accompanying Pricing Supplement for additional information regarding the Underlying Index and to learn how to obtain public information regarding the Underlying Index and other important information.

Information concerning certain historical values of the Underlying Index is set forth under the heading “Public Information Regarding the Underlying Index” in the accompanying Pricing Supplement.  Past performance of the Underlying Index, however, is not necessarily indicative of how the Underlying Index will perform in the future.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities.  ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (866) 747-4332.

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them.  It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities.  In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent.  As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

The Securities do not pay any interest. The rate of return, if any, will depend on the performance of the Underlying Index. If the level of the Underlying Index either falls below the Lower Barrier or rises above the Upper Barrier at any time during the regular business hours of the relevant exchange on any trading day during the relevant period, you will be entitled to receive only the principal amount of $1,000 per Security at maturity.  In addition, even if the level of the Underlying Index remains equal to or above the Lower Barrier and equal to or below the Upper Barrier at all times during the regular business hours of the relevant exchange on each trading day during the relevant period, the supplemental redemption amount payable at maturity will be zero if the Final Index Value is equal to the Initial Index Value. In each such case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Investment in the Securities is Not the Same as a Direct Investment in the Stocks that Comprise the S&P 500 Index or a Product that Tracks the Performance of the S&P 500 Index

An investment in the Securities is not the same as a direct investment in the stocks (or any other securities) that comprise the S&P 500 Index or in a product that tracks the performance of the S&P 500 Index.  The return on your Securities could be less than if you had invested directly in the stocks (or any other securities) that comprise the S&P 500 Index or in a product that tracks the return of the S&P 500 Index because of the barrier feature and the method by which the supplemental redemption amount is calculated.  In addition, your return may be limited because the calculation of the supplemental redemption amount and the return, if any, on the Securities does not account for the return associated with the reinvestment of dividends that you would have received if you had invested directly in the stocks (or any other securities) comprising the S&P 500 Index or in a product which tracks the performance of the S&P 500 Index directly.  You will not receive any payment of dividends on any of the stocks (or any other securities) that comprise the S&P 500 Index.

Liquidity Risk

The Securities will not be listed on any securities exchange.  Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be very limited or non-existent. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the level of the Underlying Index at any time, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary levels are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes.  Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity.  In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related Pricing Supplement and the section entitled “United States Federal Taxation” (in particular the sub-section entitled “United States Federal Taxation—Contingent Payment Debt Instruments”) in the accompanying Prospectus Supplement.  Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation

This tax summary was written in connection with the promotion or marketing of the Securities, and cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code.  Taxpayers should seek advice based on their particular circumstances from an independent tax advisor.